UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

JACKSON FINANCIAL INC.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

46817M107

(CUSIP NUMBER)

Prudential plc

1 Angel Court

London EC2R 7AG, England

+(44) 20 7220 7588

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46817M107

1	Name of Reporting Persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Prudential plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	Citizenship or place of organization England and Wales

	5	Sole Voting Power
Number of		16,335,443
Shares	6	Shared Voting Power
Beneficially		0
Owned By	7	Sole Dispositive Power
Each		16,335,443
Reporting Person	8	Shared Dispositive Power
With		0

9	aggregate amount beneficially owned by each reporting person 16,335,443
10	check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☒
11	percent of class represented by amount in row (9) 18.6
12	type of reporting person (See Instructions) OO

Item 1.	(a)	Name of Issuer

Jackson Financial Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

1 Corporate Way

Lansing, Michigan

Item 2.	(a)	Name of Person Filing

This Schedule 13G is filed by Prudential plc, a public limited company incorporated and registered in England and Wales (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence

The principal business address for the Reporting Person is 1 Angel Court

London EC2R 7AG, England.

(c)	Citizenship

The Reporting Person is a public limited company incorporated and registered in England and Wales.

(d)	Title of Class of Securities

Class A common stock, par value $0.01 per share (“Class A common stock”).

(e)	CUSIP Number

46817M107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)           Amount beneficially owned:

The Reporting Person owns 16,335,443 shares of Class A common stock.

(b)           Percent of class:

The Reporting Person owns 18.6% of the total Class A common stock outstanding. This percentage is based on 88,046,833 shares of Class A common stock outstanding as of December 31, 2021, as set forth in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 27, 2022.

       (c)    Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

16,335,443 shares of Class A common stock.

(ii)       Shared power to vote or to direct the vote:

0

(iii)       Sole power to dispose or to direct the disposition of:

16,335,443 shares of Class A common stock.

(iv)       Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

PRUDENTIAL PLC

/s/ Tom Clarkson
Thomas S. Clarkson, Company Secretary